UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Sociedad Química y Minera de Chile S.A.

(Name of Issuer)

Series A Common Stock, no par value (“Series A Shares”)

(Title of Class of Securities)

Series A Shares: 833636103

(CUSIP Number)

Joseph Podwika

Executive Vice President and Chief Legal Officer

Nutrien Ltd.

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan Canada S7K 7G3	13131 Lake Fraser Drive S.E. Calgary, Alberta Canada T2J 7E8

(306) 933-8500

with a copy to

Robert A. Profusek

Joel T. May

Jones Day

250 Vesey Street

New York, New York 10281-1047

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833636103

1	NAMES OF REPORTING PERSONS: Nutrien Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-1400416
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Saskatchewan, Canada and Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 – Series A Shares (See Item 5)
		8	SHARED VOTING POWER: 0 Series A Shares (See Item 5)
		9	SOLE DISPOSITIVE POWER: 0 – Series A Shares (See Item 5)
		10	SHARED DISPOSITIVE POWER: 0 Series A Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Series A Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% of Series A Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

1	NAMES OF REPORTING PERSONS: Inversiones PCS Chile Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 – Series A Shares (See Item 5)
		8	SHARED VOTING POWER: 0 Series A Shares (See Item 5)
		9	SOLE DISPOSITIVE POWER: 0 – Series A Shares (See Item 5)
		10	SHARED DISPOSITIVE POWER: 0 Series A Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Series A Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% of Series A Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

1	NAMES OF REPORTING PERSONS: Inversiones El Boldo Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 – Series A Shares (See Item 5)
		8	SHARED VOTING POWER: 0 Series A Shares (See Item 5)
		9	SOLE DISPOSITIVE POWER: 0 – Series A Shares (See Item 5)
		10	SHARED DISPOSITIVE POWER: 0 Series A Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Series A Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% of Series A Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

1	NAMES OF REPORTING PERSONS: Inversiones RAC Chile S.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 – Series A Shares (See Item 5)
		8	SHARED VOTING POWER: 0 Series A Shares (See Item 5)
		9	SOLE DISPOSITIVE POWER: 0 – Series A Shares (See Item 5)
		10	SHARED DISPOSITIVE POWER: 0 Series A Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Series A Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% of Series A Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

Item 1. Security and Issuer.

This Amendment No. 15 filed by Nutrien Ltd. (“Nutrien”) amends the Schedule 13D, dated November 2, 2001, as amended (the “Schedule 13D”), of Potash Corporation of Saskatchewan Inc. (“PCS”), a wholly owned subsidiary of Nutrien, and the affiliates of Nutrien listed in Item 2 with respect to Series A Shares of Sociedad Química y Minera de Chile S.A. (the “Issuer”), a company organized under the laws of the Republic of Chile. Effective January 1, 2018, PCS and Agrium, Inc. became wholly owned subsidiaries of Nutrien pursuant to a merger of equals transaction. The principal executive offices of the Issuer are located at El Trovador 4285, Santiago, Chile. Capitalized terms used but not otherwise defined in this Amendment No. 15 have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

This Amendment No. 15 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by the persons listed below (the “Reporting Persons”).

(1) Nutrien, a corporation organized under the laws of Canada, together with its direct and indirect subsidiaries, is the world’s largest provider of crop inputs and services, producing and marketing the three primary crop nutrients: potash, nitrogen and phosphate. Its principal business and office addresses are: Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3 and 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

(2) Inversiones PCS Chile Limitada (“PCS Chile”) is a limited liability company organized under the laws of the Republic of Chile principally for the purpose of acquiring and holding shares of the Issuer. Its principal business and office address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. Nutrien beneficially owns the entire outstanding equity interest in PCS Chile.

(3) Inversiones El Boldo Limitada (“Chile Holdco”) is a limited liability company organized under the laws of the Republic of Chile principally for the purpose of acquiring and holding shares of the Issuer. Its principal business and office address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. Nutrien beneficially owns the entire outstanding equity interest in Chile Holdco.

(4) Inversiones RAC Chile S.A. (“RAC”) is a closely held corporation organized under the laws of the Republic of Chile and was acquired by PCS principally for the purpose of acquiring and holding shares of the Issuer. Its principal business and office address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. Nutrien beneficially owns the entire outstanding equity interest in RAC.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The information contained in Item 5(c) below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(c) On December 5, 2018, the Reporting Persons sold (the “Sale”) 62,556,568 Series A Shares to Inversiones TLC SpA, a Chilean company by shares, and a wholly owned subsidiary of Tianqi Lithium Corporation, a corporation organized under the laws of the Peoples’ Republic of China. As a result of the Sale, the Reporting Persons no longer beneficially own any Series A Shares. The Sale was effected in an auction conducted on the Santiago Stock Exchange in a process known as remate martillero in compliance with Chilean law and the rules of the Santiago Stock Exchange. The purchase price was U.S.$65.00 per Series A Share, for aggregate gross proceeds to the Reporting Persons of U.S.$4.1 billion.

A copy of the Agreement was filed as Exhibit 2 to the Reporting Persons’ Schedule 13D/A, filed with the U.S. Securities and Exchange Commission on May 18, 2018, and is incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Series A Shares of the Issuer on December 5, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 5(c) above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 6, 2018, among Nutrien Ltd., Inversiones PCS Chile Limitada, Inversiones RAC Chile S.A., and Inversiones El Boldo Limitada

Exhibit 2	Stock Purchase Agreement, dated as of May 17, 2018, among Inversiones TLC SpA, Tianqi Lithium Corporation, Inversiones PCS Chile Limitada, Inversiones RAC Chile S.A., Inversiones El Boldo Limitada, and Nutrien Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D/A of Nutrien Ltd., Inversiones PCS Chile Limitada, Inversiones RAC Chile S.A., and Inversiones El Boldo Limitada, filed on May 18, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

NUTRIEN LTD.

By:	/s/ Robert A. Kirkpatrick
Name: Robert A. Kirkpatrick
Title: VP and Corporate Secretary

INVERSIONES PCS CHILE LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

INVERSIONES RAC CHILE S.A.

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

INVERSIONES EL BOLDO LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative